[redacted]

14047717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 26 2014
WASH., DC SECTION
193

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44770 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrion Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

| Westfield | NJ | 07090 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies, LLP
(Name - if individual, state last, first, middle name)

| 665 Fifth Avenue | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/20/14

# AFFIRMATION

**I, William Wigton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrion Securities, LLC for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

WB Wigton

**Signature**

**Chief Executive Officer**

**Title**

Annmarie Cogliati

**Notary Public**

ANNMARIE COGLIATI
Notary Public, State of New Jersey
My Commission Expires
March 25, 2018

## Merrion Securities, LLC

### Statement of Financial Condition
### December 31, 2013

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 9,769 |
| Due from broker | | 673,344 |
| Securities owned, at fair value | | 238,500 |
| Furniture and equipment (net of accumulated depreciation of $198,352) | | 7,027 |
| Prepaid expenses and other assets | | 40,299 |
| Total assets | $ | 968,939 |
| | | |
| **Liabilities and Members' Equity** | | |
| Accounts payable and accrued expenses | $ | 79,949 |
| | | |
| Members' equity | | 888,990 |
| | | |
| Total liabilities and members' equity | $ | 968,939 |

The accompanying notes are an integral part of these financial statements.